SENTINEL HOLDINGS LTD. FORM 12B-25

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-21322

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	X Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:    March 31, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any

Information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Sentinel Holdings, Ltd.
Former Name if Applicable: James Maritime Holdings, Inc.
Address of Principal Executive Office: 1793 Lafayette St, Santa Clara, CA 95050

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject quarterly report on Form 10-Q , or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date, if the accountants audit or results are received by that date.; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company auditors are in the process of auditing the financial information of the Company.  The financial information to be contained in the registrant’s Form 10-K for the year ended December 31, 2025 cannot be completed on a timely basis without incurring undue hardship and expense due to unforeseeable circumstances.  Without the audited Form 10K, the current Quarterly 10Q can not be properly completed.

The Company undertakes the responsibility of filing such quarterly report no later than five (5) calendar days after its original due date, provided the outside Auditor can supply audited financials for the Form 10K.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Kyle Madej, President

Telephone: 408-750-0038

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 Yes   X No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sentinel Holdings, Ltd. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 13, 2026	/s/Kyle Madej
By: Kyle Madej
Its: President and Chief Executive Officer Telephone #: 4087500038